SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K



                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                             For September 6, 2002


                     Distribution and Service D&S, Inc.
                  -------------------------------------------
                (Translation of registrant's name into English)


                 Avenida Presidente Eduardo Frei Montalva 8301
            -------------------------------------------------------
                                   Quilicura
                                --------------
                                   Santiago
                               ----------------
                                     Chile
                                --------------
                   (Address of principal executive offices)


                            Form 20-F [X] Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes [_] No [X]

                                    [LOGO]

Santiago, August 28, 2002.



Mr. Alvaro Clarke de la Cerda


Superintendent
Superintendency of Securities and Insurance
Teatinos # 120, Piso 6th
Santiago
CHILE

Ref.:    Material Event.
         Securities Registry no. 0593.

-----------------------------------------------

Of our consideration:

Pursuant to Article 9 and Article 10, second paragraph, of Law
No. 18.045, and General Regulation No. 30 issued by the
Superintendency of Securities and Insurance, we inform you of the following material event:

Yesterday, August 27, 2002, the board of directors of Distribucion y Servicio D&S S.A. ("D&S"), during a regular meeting, approved of the filing of a request with the Superintendency of Securities and Insurance for the registration of a line of commercial paper with the following main features:

a)   Maximum fixed amount of the line: 2,150,000 units ("unidades de fomento").

b)   Term of the line: 10 years.

c)   Type of commercial paper: promissory notes.

At the same meeting, the board also granted authority to Messrs. Nicolas Ibanez Scott, Miguel Nunez Sfeir and Jose Ricardo Mendoza Vivanco, empowering each of them to act individually, on behalf of the company, to, among other matters: i) determine all other specific characteristics of the line and the commercial paper that will be issued, such as if the issuance will be materialized or not, if the commercial paper will be nominative, to the order or to the bearer, the series, tranches and currency of each issuance, the term of each issuance, any applicable extraordinary amortizations and renewals, specific guarantees that will be granted, rules relating to the replacement and exchange of documents, the timing and amount of each issuance, monetary adjustment and interest of each issuance, and, in general, any other matter relating to the line of commercial paper to be registered and the commercial paper that will be issued under such line that has not been decided by the board; ii) represent the company in the retention of all legal and financial advisors, of capital markets intermediaries and of private depositaries and custodians required in relation to the above mentioned registration and issuance; and iii) represent the company in all filings, actions and proceedings relating to the registration of the line of commercial paper and the issuance of the corresponding securities, including, but not limited to, powers to represent it before the Superintendency of Securities and Insurance and risk rating agencies.

Yours truly,


NICOLAS IBANEZ SCOTT
Chief Executive Officer


c.c.   Bolsa de Comercio de Santiago
       Bolsa Electronica de Chile
       Bolsa de Comercio de Valparaiso
       Comision Clasificadora de Riesgos
       New York Stock Exchange


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            Av. Presidente Eduardo Frei Montalva # 8301 - Quilicura
               Telefono: (56-2) 200 5000 - Fax : (56-2) 200 5100
              Internet: http://www.dys.cl - E-mail : info@dys.cl

DISTRIBUCION Y SERVICIO D&S S.A.








                                  SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.







                                            DISTRIBUCION Y SERVICIO D&S S.A.



                                            By:/s/ Miguel Nunez
                                               --------------------------
                                               Chief Financial Officer









Dated:  September 6, 2002